[redacted]

15047057

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 66411

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2014 (MM/DD/YY) AND ENDING 12/31/2014 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: CE Capital Advisors, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

293 Boston Post Road West, Suite 500
(No. and Street)

Marlborough	MA	01752
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Daniel Dane (508)263-6208
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Siegrist, Cree, Alessandri & Strauss CPAs, P.C.
(Name – *if individual, state last, first, middle name*)

20 Walnut Street	Wellesley Hills	MA	02481
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Daniel Dane, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of CE Capital Advisors, Inc., as of December, 2014, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Dl S De
Signature

FINOP
Title

Mary Louise Zoukis
Notary Public

MARY LOUISE ZOUKIS
Notary Public
COMMONWEALTH OF MASSACHUSETTS
My Commission Expires
July 03, 2020

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CE Capital Advisors, Inc.
Financial Statements and Supplemental Schedules
December 31, 2014

SCAS
SIEGRIST | CREE | ALESSANDRI | STRAUSS

CE Capital Advisors, Inc.
Financial Statements and
Supplemental Schedules
December 31, 2014

CE Capital Advisors, Inc.

Index

AUDITOR'S REPORT

SIEGRIST | CREE | ALESSANDRI | STRAUSS

Report of Independent Registered Public Accounting Firm

To the Board of Directors of
CE Capital Advisors, Inc.

Report on the Financial Statements

We have audited the accompanying financial statements of CE Capital Advisors, Inc., which comprise the statement of financial condition as of December 31, 2014, and the related statements of operations, changes in stockholder's equity, and cash flows for the year then ended, that are filed pursuant to Rule 17A-5 under the Securities Exchange Act of 1934 and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with the auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence that we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Siegrist, Cree, Alessandri & Strauss, Certified Public Accountants, P.C.
20 Walnut Street, Wellesley Hills, MA 02481 | Tel: 781.237.4620 | Fax: 781.235.8021 | www.scascpa.com

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects the financial position, results of operations and cash flows of CE Capital Advisors, Inc. as of December 31, 2014, in accordance with accounting principles generally accepted in the United States of America.

Other Matters

Our audit was performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedule I is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission under the Securities Exchange Act of 1934. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information contained in the supplemental schedules has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Siegrist, Cree, Alessandri & Strauss

Siegrist, Cree, Alessandri & Strauss, CPAs, P.C.
February 5, 2015

Siegrist, Cree, Alessandri & Strauss, Certified Public Accountants, P.C.
20 Walnut Street, Wellesley Hills, MA 02481 | Tel: 781.237.4620 | Fax: 781.235.8021 | www.scascpa.com

FINANCIAL INFORMATION

CE Capital Advisors, Inc.
Statement of Financial Condition
December 31, 2014

Assets

Current assets		
Cash and cash equivalents	$	161,682
Prepaid charges and other current assets		11,954
Total current assets		173,636
Deferred tax asset, net		7,000
Total assets	$	180,636

Liabilities and Stockholder's Equity

Current liabilities		
Accounts payable	$	647
Accounts payable, affiliate		4,154
Total current liabilities		4,801
Stockholder's equity		
Common Stock, 1,500 shares $.01 par value authorized, 800 shares issued and outstanding		8
Additional paid in capital		231,917
Deficit		(56,090)
Total stockholder's equity		175,835
Total liabilities and stockholder's equity	$	180,636

The Report of the Independent Registered Public Accountant and notes are an integral part of these financial statements.

CE CAPITAL ADVISORS, INC.
Statement of Operations
For The Year Ended December 31, 2014

Revenues	$ -
Operating expenses:	
Salaries, payroll taxes and benefits	1,481
Rent	32,400
Professional fees	22,417
Incentive compensation	(38,789)
Other expenses	3,232
Telephone & data expenses	3,600
License & registration	1,914
Total operating expenses	26,255
Loss from operations	(26,255)
Interest income	236
Loss before taxes	(26,019)
Tax benefit	(600)
Net (Loss) for year	$ (25,419)

The Report of the Independent Registered Public Accountant and notes are an integral part of these financial statements.

CE Capital Advisors, Inc.
Statement of Changes in Stockholder's Equity
Year Ended December 31, 2014

	Common Stock	Additional Paid in Capital	Retained Earnings	Total
Balance, January 1, 2014	$ 8	$ 231,917	$ (30,671)	$ 201,254
Loss for year	-	-	(25,419)	(25,419)
Balance, December 31, 2014	$ 8	$ 231,917	$ (56,090)	$ 175,835

The Report of the Independent Registered Public Accountant and notes are an integral part of these financial statements.

CE Capital Advisors, Inc.

Statement of Cash Flows

For the Year Ended December 31, 2014

Cash flows from operating activities:	
(Loss) for year	$ (25,419)
Adjustments to reconcile loss to net cash provided/(used) by operating activities:	
(Increase) decrease in:	
Prepaid charges and other current assets	2,178
Deferred tax asset, net	(550)
Increase (decrease) in:	
Accounts payable	(634)
Net cash provided by operating activities	(24,425)
Net decrease in cash and cash equivalents	(24,425)
Cash and cash equivalents, beginning of the year	186,107
Cash and cash equivalents, end of the year	$ 161,682
Supplemental disclosures of cash flow information:	
Cash paid during the year for:	
Income taxes	$ -
Interest	$ -

The Report of the Independent Registered Public Accountant and notes are an integral part of these financial statements.

NOTES

CE Capital Advisors, Inc.
Notes to Financial Statements
December 31, 2014

Note 1 – Nature of Business

CE Capital Advisors, Inc. (the "Company") was formed in October 2003 as a Massachusetts corporation. The Company is an independent registered broker-dealer and a member of the Financial Industry Regulatory Authority ("FINRA"). The Company acts as a broker in merger and acquisition transactions for private firms.

The Company is a wholly-owned subsidiary of Concentric Energy Advisors, Inc. ("Parent").

Note 2 – Significant Accounting Policies

Basis of accounting:

The accompanying financial statements are presented on the accrual basis of accounting.

Cash and Cash Equivalents:

The Company considers deposits with maturities of ninety days or less to be cash and cash equivalents.

Estimates:

The preparation of financial statements in accordance with accounting principles generally accepted in the United States of America requires the use of estimates by management in determining assets, liabilities, revenues and expenses. Actual results may differ from these estimates.

Income Taxes:

The Company is a C Corporation and files a consolidated federal return with the parent. All income is taxed at the corporate level. The Company has net operating losses being carried forward as of December 31, 2014 of $(25,419) which may be used to reduce taxable income in future years. The carryover expires in 2034. Massachusetts tax returns from 2010 and prior are no longer available for review.

The Organization adopted, "Accounting for Uncertainty of Income Taxes", which prescribes comprehensive guidelines for recognizing, measuring, presenting and disclosing in the financial statements tax positions taken or expected to be taken

Note 2 – Significant Accounting Policies (continued)

Income Taxes:

on tax returns. The Organization has no uncertain tax positions during the year ended December 31, 2014.

Subsequent Events:

Management has evaluated subsequent events through February 5, 2015, the date at which the statements were approved and available for issuance.

Note 3 – Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, as defined in the rule, shall not exceed 15 to 1.

At December 31, 2014, the Company had a net capital of $155,164 which exceeds the required net capital of $5,000 by $150,164.

Note 4 – Related Party Transactions

The Company occupies office facilities and is provided general and administrative services by the Parent in accordance with an expense sharing agreement. The current expense sharing agreement expires in July 1, 2016.

The Company is charged by the Parent for occupancy and administrative expenses which amounted to $ 36,000 for 2014. Shared expenses are not payable if the Company is unable to make payment due to lack of collections from customers and affiliate.

The financial position and results of operations could be different in the accompanying financial statements if these transactions with the Parent did not exist.

Note 5 – Deferred Income Tax

The Company files its income tax return on the cash basis of accounting. As a result, certain items such as accounts receivable and accounts payable while reflected in the accrual basis financial statements are not included in the tax returns.

At December 31, 2014, the Company had a deferred tax asset related to net operating loss carryovers of approximately $7,000 which may be used to reduce future taxable income.

Note 6 – Fair Value Measurements

The "Fair Value Measurements and Disclosures" topic in the FASB Accounting Standards Codification establishes a framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3).

The three levels of the fair value hierarchy under FAS 157 and its applicability to the plan are described:

Level 1 – Pricing inputs are quoted prices available in active markets for identical investments as of the reporting date. As required by the FASB "Fair Value Measurements and Disclosures" topic, the organization does not adjust the quoted price for these investments, even in situations where the organization holds a large position and a sale could reasonably impact the quoted price.

Level 2 – Pricing inputs are quoted prices for similar investments, or inputs that are observable, either directly or indirectly, for substantially the full term through corroboration with observable market data. Level 2 includes investments valued at quoted prices adjusted for legal or contractual restrictions specific to these investments.

Note 6 – Fair Value Measurements (continued)

Level 3 – Pricing inputs are unobservable for the investment, that is, inputs that reflect the reporting entity's own assumptions about the assumptions market participants would use in pricing the asset or liability. Level 3 includes investments that are supported by little or no market activity.

The Organization did not have any assets or liabilities adjusted to fair value for the year ended December 31, 2014.

ACCOUNTANT'S REPORT

SIEGRIST | CREE | ALESSANDRI | STRAUSS

Report of Independent Registered Public Accounting Firm on Internal Accounting Control Required by Rule 17a-5

To the Stockholder of
CE Capital Advisors, Inc.
293 Boston Post Road West, Suite 500
Marlborough, MA 01752

In planning and performing our audit of the financial statements of CE Capital Advisors, Inc. for the year ended December 31, 2014 we considered its internal control structure, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure. This report as it relates to Rule 15c3-3 is for the period January 1, 2014 through May 31, 2014.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission, we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by CE Capital Advisors, Inc. that we considered relevant to the objective stated in Rule 17a-5(g). We also made a study of the practices and procedures followed by the Company in making the periodic computations on aggregate indebtedness and net capital under Rule 17a-3(a) (11) and the procedure for determining compliance with exemptive provisions of Rule 15c3-3. Because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company related to the following: (1) in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13; (2) in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System: and (3) in obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies

Siegrist, Cree, Alessandri & Strauss, Certified Public Accountants, P.C.
20 Walnut Street, Wellesley Hills, MA 02481 | Tel: 781.237.4620 | Fax: 781.235.8021 | www.scascpa.com

and procedures and of the practices and procedures that can be expected to achieve the Commission's above mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17(a)-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of the inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, which we consider to be material weaknesses as defined above.

These conditions were considered in determining the nature, timing and extent of procedures performed in our audit of the financial statements for the year ending December 31, 2014 and this report does not affect our report thereon dated February 5, 2015.

In addition, no facts came to our attention indicating that the exemptive provision of Rule 15c3-3 had not been complied with during the year.

Siegrist, Cree, Alessandri & Strauss, Certified Public Accountants, P.C.
20 Walnut Street, Wellesley Hills, MA 02481 | Tel: 781.237.4620 | Fax: 781.235.8021 | www.scascpa.com

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and the related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2014 to meet the Commission's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission, the Financial Industry Regulatory Authority and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 and should not be used for any other purpose.

Siegrist, Cree, Alessandri + Strauss

Siegrist, Cree, Alessandri & Strauss, CPAs, P.C.
Wellesley Hills, MA
February 5, 2015

Siegrist, Cree, Alessandri & Strauss, Certified Public Accountants, P.C.
20 Walnut Street, Wellesley Hills, MA 02481 | Tel: 781.237.4620 | Fax: 781.235.8021 | www.scascpa.com

SIEGRIST | CREE | ALESSANDRI | STRAUSS

Report of Independent Registered Public Accounting Firm required by SEC Rule 17a-5 for a Broker-Dealer claiming an exemption from SEC Rule 15c3-3

To: Board of Directors of
CE Capital Advisors, Inc.

We have reviewed management's statement, included in the accompanying "Financial and Operational Combined Uniform Single Report – Part IIA, Exemptive Provision under Rule 15c3-3" in which (1) CE Capital Advisors, Inc. identified the following provisions of 17 C.F.R. 15c3-3(k) under which CE Capital Advisors, Inc. claimed an exemption from 17 C.F.R. 240.15c3-3 (k)(2)(i) (the "exemption provisions") and (2) CE Capital Advisors, Inc. stated that CE Capital Advisors, Inc. met the identified exemption provisions throughout the most recent fiscal year without exception. CE Capital Advisors, Inc.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about CE Capital Advisors, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the conditions set forth in (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Siegrist, Cree, Alessandri + Strauss

Siegrist, Cree, Alessandri & Strauss, CPAs, P.C.
20 Walnut Street, Wellesley Hills, MA 02481
February 5, 2015

Siegrist, Cree, Alessandri & Strauss, Certified Public Accountants, P.C.
20 Walnut Street, Wellesley Hills, MA 02481 | Tel: 781.237.4620 | Fax: 781.235.8021 | www.scascpa.com

CE CAPITAL ADVISORS

A FINRA MEMBER FIRM

February 5, 2015

Siegrist, Cree, Alessandri & Strauss, CPAs, P.C.
20 Walnut Street
Wellesley Hills, MA 02481

Re: CE Capital Advisors, Inc. Exemption Report

Dear Mr. Alessandri:

This statement is to notify you that, to the best knowledge and belief of CE Capital Advisors, Inc., our firm claims an exemption under 17 CFR 240.15c3-3(k)(2)(i).

CE Capital Advisors, Inc. is not engaged as a broker-dealer in the selling of securities of any type or in the sale of insurance products.

CE Capital Advisors, Inc. has met the exemption provisions of 17 CFR 240.15c3-3(k)(2)(i) throughout the most recent fiscal year without exception.

Sincerely,

Daniel Dane

Daniel Dane
Financial Operations Manager

293 BOSTON POST ROAD WEST, SUITE 500 • MARLBOROUGH, MASSACHUSETTS 01752 • TEL 508.263.6200 • FAX 508.303.3290

SUPPLEMENTALS

CE Capital Advisors, Inc.

Supplementary Information
Pursuant to Rule 17(a)-5 of the
Securities and Exchange Act of 1934

December 31, 2014

The accompanying schedule is prepared in accordance with the requirements and general format of Focus Form X-17 A-5.

CE Capital Advisors, Inc.
Schedule I
Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission Act of 1934

December 31, 2014

Net Capital:	
Total stockholder equity qualified for net capital	$ 175,835
Deduction for non-allowable assets:	
CRD deposit	(1,717)
Deferred tax asset	(7,000)
Prepaid expenses	(11,954)
Total non-allowable assets	(20,671)
Net capital before haircuts	155,164
Less: Haircuts	-
Net capital	155,164
Minimum capital requirement	5,000
Excess net capital	$ 150,164
Aggregate indebtedness:	
Liabilities	$ 4,801
Ratio of aggregate indebtedness to net capital	.0309 to 1

No material differences exist between audited computation of net capital and unaudited computation of net capital.

CE Capital Advisors, Inc.

Schedule II

Computation for Determination of the Reserve Requirements Under the Securities and Exchange Commission Rule 15c3-3 And Information relating to the Possession or Control Requirements under Securities and Exchange Commission Rule 15c3-3

December 31, 2014

The Company is not required to file the above schedule as it is exempt from Securities and Exchange Commission Rule 15c3-3 under paragraph k(2)(i) of the rule and does not hold customers' monies or securities.